                      SECURITIES AND EXCHANGE COMMISSION,
                            WASHINGTON, D.C.  20549
                             ____________________

                                  SCHEDULE TO
                                (Rule 144-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               EFTC CORPORATION
                               ----------------
                      (Name of Subject Company (Issuer))

                          THAYER-BLUM FUNDING, L.L.C.
                          ---------------------------
                       (Names of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)

                                  268443-10-8
                                  -----------
                     (CUSIP Number of Class of Securities)

                              Jeffrey W. Goettman
                          Thayer-BLUM Funding, L.L.C.
                        1455 Pennsylvania Avenue, N.W.
                            Washington,. D.C. 20004
                          Telephone:  (202) 371-0150

                                with a copy to:

                              Eric A. Stern, Esq.
                               Latham & Watkins
                          1001 Pennsylvania Ave. N.W.
                                  Suite 1300
                            Washington, D.C. 20004
                          Telephone:  (202) 627-2200

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
             Transaction
             Valuation*                            Amount of Filing Fee**

           $22,500,000.00                                 $ 4,500.00
--------------------------------------------------------------------------------
* This calculation assumes the purchase of 5,625,000 shares of Common Stock of EFTC Corporation.

** The filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 1/50/th/ of one percent of the aggregate value of cash offered by Thayer-BLUM Funding, L.L.C. for 5,625,000 shares of Common Stock at $4.00 per share.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None                Filing Party:  N/A
                         ----                               ---

Form or Registration: N/A                    Date Filed:  N/A
                      ---                                 ---


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                 SCHEDULE TO-T

Item 1.   SUMMARY TERM SHEET.

          This Tender Offer Statement on Schedule TO relates to an offer by Thayer-BLUM Funding, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 5,625,000 but not less than 500,000 shares of common stock, par value $0.01 per share ("Common Stock"), including the associated rights issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and together with the Common Stock the "Shares"), of EFTC Corporation, a Colorado corporation (the "Company"), for $4.00 per share, net to the seller in cash, without interest thereon, upon the terms and conditions of the Offer to Purchase, dated July 19, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase collectively constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are attached hereto as Exhibits (a)(1) and
(a)(2) respectively. The summary information set forth in the Summary and Introduction to the Offer to Purchase is incorporated herein by reference.

Item 2.   SUBJECT COMPANY INFORMATION.

          (a) The name of the subject company is EFTC Corporation, a Colorado corporation, which has its principal executive offices at 9351 Grant Street, Sixth Floor, Denver, Colorado 80229. The telephone number is (303) 451-8200. The Company has announced that it intends to relocate its principal executive offices to Phoenix, Arizona by the end of 2000.

          (b) As of July 17, 2000, there were issued and outstanding 15,543,489 shares of the Company's Common Stock.

          (c) The information concerning the principal market for, the prices of, and dividends paid in respect of, the Shares set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a)-(c) This filing is being filed by the Purchaser. The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and its Affiliates") and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.   TERMS OF THE TRANSACTION.

          (a)(1)  Tender Offer

          (i)     A maximum of 5,625,000 Shares is being sought in the Offer.

          (ii) Consideration of net $4.00 cash per share is being offered to security holders of the Shares.

          (iii) The offer is scheduled to expire at 12:00 Midnight, New York City time on August 22, 2000.

          (iv)    No subsequent offering period is anticipated.

          (v) The Offer may be extended solely at the option of the Purchaser.

          (vi) The information set forth in Section 1 ("Terms of the Offer") and Section 4 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

          (vii) The information set forth in Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedures for Tendering Shares"), and Section 4 ("Withdrawal Rights") of the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

          (viii) The information set forth in Section 3 ("Procedures for Tendering Shares"), and Section 4 ("Withdrawal Rights") of the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

          (ix) The information set forth in Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

          (x)     Not applicable.

          (xi)    Not applicable.

          (xii) The information set forth in Section 5 ("Certain United States Federal Income Tax Consequences") of the Offer to Purchase is incorporated herein by reference.

Item 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (a), (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and its Affiliates"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Purchase Agreement and the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 6.   PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a), (c)1-7    The information set forth in the Introduction, Section
7 ("Certain Effects of the Transaction"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of Purchase Agreement and the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) Cash in the amount of $22,500,000 will be required to purchase the maximum of 5,625,000 Shares sought in the Offer. The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

          (b)     Not Applicable.

          (d)     Not Applicable.

Item 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a), (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser") and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10.  FINANCIAL STATEMENTS.

          (a), (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

Item 11.  ADDITIONAL INFORMATION

          (a), (b) The information set forth in the Introduction, Section 7 ("Certain Effects of the Transaction"), Section 11 ("Background of the Offer; Contacts with the Company"), Section 14 ("Conditions of the Offer"), and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

Item 12.  EXHIBITS.

          (a)(1)(i)      Offer to Purchase, dated July 19, 2000.

          (a)(1)(ii)     Letter of Transmittal

          (a)(1)(iii)    Notice of Guaranteed Delivery

          (a)(1)(iv)     Letter to Broker-Dealers.

          (a)(1)(v)      Form of Letter from Broker-Dealers to their Clients.

          (a)(2) Schedule 14D-9 Solicitation/Recommendation statement being filed by the Company.

          (a)(3)-(a)(4)  None.

          (a)(5)(i) Text of the joint Press Release, dated March 30, 2000, issued by the Company and the Purchaser (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by the Company on March 31, 2000).

          (a)(5)(ii) Text of the Press Release, dated July 20, 2000, issued by the Purchaser.

          (a)(5)(iii)    Text of the Summary Advertisement, dated July 20, 2000.

          (b)            None.

          (d)            None.

          (g)            None.

          (h)            None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2000
                                            Thayer-BLUM Funding, L.L.C.

                                            By: /s/ Jeffrey W. Goettman, Manager
                                                --------------------------------
                                                Jeffrey W. Goettman, Manager